December 20, 2024

Todd D. Macko
Chief Financial Officer
Impact BioMedical, INC.
275 Wiregrass Pkwy
West Henrietta, NY 14586

       Re: Impact BioMedical, INC.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 20, 2024
           Form 10-Q for the quarter ended September 30, 2024
           Filed November 12, 2024
           File No. 001-42212
Dear Todd D. Macko:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2024
Notes to Consolidated Financial Statements
Note 7. Note payable, related party, page 12

1. We note your disclosure on page 9 that your Note payable, related party contains an embedded derivative in the form of payment via equity and therefore has been accounted for in accordance with ASC 815. We further note your disclosure of the movement in the liability and derivative components of the Note payable, related party on page 12. Please address the following:
           Provide us with a copy of the Revolving Promissory Note, as amended on July 24,
           2024. In this regard, we could not locate this most recent amendment in your exhibits.
           Provide us with a robust accounting analysis for this transaction, including your consideration of the guidance set forth in ASC 470-50-40 as it relates to debt
 December 20, 2024
Page 2

           modifications and ASC 815-15-25 as it relates to bifurcation of the embedded conversion option. In this regard, cite the specific guidance you relied upon in determining that the conversion option required bifurcation.
             Explain how you applied the guidance in ASC 815-15-30-2 in allocating the carrying amount of the hybrid instrument between the debt host contract and the embedded derivative and how this allocation resulted in a $5.6 million gain. In this regard, it is unclear to us why if the embedded derivative was determined to have a fair value of $1.4 million (as disclosed on page 12), $7.1 million was allocated from the carrying amount of the Note payable, related party, resulting in a $5.6 million gain. ASC 815-15-30-2 requires the embedded derivative to be recognized at its fair value at inception and the carrying value assigned to the host contract to be calculated as the difference between the previous carrying amount of the hybrid instrument and the fair value of the derivative. Please advise.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
12. Commitments and Contingencies, page 41

2. We note your disclosure regarding the Equivir License Agreement which was entered into with ProPhase BioPharma on March 18, 2022. Please revise your future filings to also disclose the significant terms of the July 18, 2022 License Agreement with
       ProPhase for the development and commercialization of your LB-1 and LB-2 compounds. Please also disclose your revenue recognition policy for each of these
       agreements, including your performance obligations under each contract, your determination of the transaction price and the method by which revenue is being recognized. As it relates to the July 18, 2022 License Agreement, explain how you determined that upfront recognition of the $50,000 license fee was appropriate.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences